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klaus moeller

Founder at Hiero 2, Inc.

Marina Del Rey, California

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Hiero 2, Inc.

Bedales School,
Hampshire, England

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 379 connections

Founder at Hiero 2, Inc. Founder at Boardwalk Hospitality, inc. Founder at Capital Art Inc. Co-Founder at Comikaze Entertainment Specialties: Marketing/Sales

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 **Dang your Spanish is good**

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Experience

Founder

Hiero 2, Inc.

Jul 2017 – Present · 1 yr 7 mos

Greater Los Angeles Area

Hiero 2, Inc creates the next generation of branded emoji keyboard suites for Athletes, Brands, and Celebrities using a proprietary Content Management System.

 **Hiero 2 Corporate deck.pdf**

Founder

Boardwalk Hospitality, Inc.

2017 – Present · 2 yrs

Los Angeles, CA

 **BEN & JERRY's MURAL.jpeg**

Founder

Capital Art, Inc.

Jan 2007 – 2014 · 7 yrs

Las Vegas, Nevada





Education

Bedales School, Hampshire, England





 